Ms. Mara Ransom

Chief

Office of Trade & Services

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

January 21, 2020

Re:	Wizard Entertainment, Inc.
Amendment No. 4 to Offering Statement on Form 1-A
Filed January 13, 2020
File No. 024-11070

Dear Ms. Ransom:

On behalf of Wizard Entertainment, Inc., I hereby request qualification of the above-referenced offering statement at 4:00pm, Eastern Time, on Thursday, January 23, 2020, or as soon thereafter as is practicable.

Sincerely,

/s/ John D. Maatta
John D. Maatta
Chief Executive Officer
Wizard Entertainment, Inc.

cc: Andrew Stephenson

CrowdCheck Law LLP